**Financial Statements
and
Independent Auditor's Report**

Year Ended December 31, 2025

Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

SEC FILE NUMBER

FILING FOR THE PERIOD BEGINNING __01/01/2025__ AND ENDING __12/31/2025__
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _____

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5780 Fleet Street, Suite 308
_____
(No. and Street)

Carlsbad	CA	92008
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Matthew Large	760-602-3470	matt@anchorbaysecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C. - Certified Public Accountants and Advisors
_____
(Name – if individual, state last, first, and middle name)

80 Washington Stree, Bldg S	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)
2/24/2009		3373	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James R Allen Jr _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Anchor Bay Securities, LLC _____ , as of 3/2 _____ , 2 026 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *James Allen*

Title:
President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



LMHS, P.C.
Certified Public Accountants and Advisors


Report of Independent Registered Public Accounting Firm


To the Member
Anchor Bay Securities, LLC
Carlsbad, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Anchor Bay Securities, LLC, as of December 31, 2025, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Anchor Bay Securities, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Anchor Bay Securities, LLC, in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on pages 13 through 15 has been subjected to audit procedures performed in conjunction with the audit of Anchor Bay Securities, LLC's financial statements. The supplemental information is the responsibility of Anchor Bay Securities, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with *C.F.R. §240.17a-5*. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.

LMHS, P.C.

We have served as Anchor Bay Securities, LLC's auditor since 2020.
Norwell, Massachusetts

March 2,2026




Statement of Financial Condition

December 31, 2025

ASSETS

Cash	$52,393
Money Market	$22,319
Accounts receivable	$17,029
Prepaid Expenses	$0
	$91,741

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$369
Member's Equity	$91,372
	$91,741

See notes to financial statements.

Statement of Operations
Year Ended December 31, 2025

Revenues	
12-b1 Fees	$100,180
Interest and dividends	1,203
Total revenues	101,383
Expenses	
Commissions	42,000
Expense sharing	41,921
Licenses and registrations	4,905
Outside services	15,528
Total expenses	104,354
Net Income	-$2,971

See notes to financial statements.

Statement of Changes in Member's Equity
Year Ended December 31, 2025

Balance, beginning of year	$94,342
Net income	-2,971
Balance, end of year	$91,371

Statement of Cash Flows
Year Ended December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	-2,971
Adjustments to reconcile Net Loss to Net Cash provided by operating activities:	
Accounts Receivable	3,289
Money Market	-1,167
Prepaid Expenses	23,500
Accounts Payable and Accrued Expenses	-228
Total Adjustments to reconcile Net Loss to Net Cash provided by operations:	**$25,394**
Net cash provided by operating activities	**$22,423**
Net cash increase for year	**$22,423**
Cash at beginning of year	$29,969
Cash at end of year	**$52,393**

See notes to financial statements.

Notes to Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Anchor Bay Securities, LLC (the "Company") is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company provides limited business services involving mutual funds and/or variable annuities only. The Company, under Rule 15c3-3(k)(1), is exempt from the reserve and possession or requirements of Rule 15c3-3 of the Securities and Exchange Commission.

Cash and Cash Equivalents. For purposes of the statement of financial condition and the statement of cash flows, cash is defined as cash on hand, money market accounts, cash due from banks and brokerage accounts, and cash on deposit with banks.

Basis of Accounting. The financial statements of the company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Income Taxes. The Company has elected to be a Limited Liability Company. For tax purposes, the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements. The state of California has similar treatment, although there exists a provision for a minimum Franchise Tax of $800 plus a fee based upon gross receipts. The Company is subject to audit by the taxing agencies for years ending December 31, 2019 through 2022.

Concentration of Credit Risk. Four clients accounted for 45% of the total revenues for year ended December 31, 2025.

2. REVENUE

Significant accounting policy. Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

Nature of services. The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments, see below:

Interest/Dividend Income. This includes any interest and/or dividends on securities held in Firm inventory. Interest and dividend income is recognized over time.

Fees earned. This includes 12b-1 fees earned over time.

3. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2025 the Company had net capital of $90,324 which was $85,324 in excess of its required net capital of the greater of 6 2/3 of aggregate indebtedness of $369 or $5,000; and the Company's ratio of aggregate indebtedness to net capital was .41 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker dealer.

4. **RELATED PARTY TRANSACTIONS**

Anchor Bay Securities, LLC has an expense sharing agreement with Anchor Bay Capital, Inc. The expense sharing agreement covers office expenses, supplies, rent and insurance. During the year ended December 31, 2025, the Company paid $41,921 to Anchor Bay Capital, Inc.

5. **FAIR VALUE MEASUREMENTS**

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

At December 31, 2025, the company had $22,319 in Money Market Funds, which were considered level 1 inputs.

6. **SUBSEQUENT EVENTS**

The management has reviewed the results of operations for the period of time from its year end December 31, 2025 through March 2, 2026 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

7. **SEGMENT REPORTING**

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, Variable Annuities, Variable Universal Life Policies and 529 Plans. The company has identified CCO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the

Notes to Financial Statements

Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 58% of its total revenues from 6 external customers in 2025. All revenue segments and significant expenses for the year ended December 31, 2025 are disclosed on the Statement of Operations.

*****

Schedule I
Computation of Net Capital
Pursuant to SEC Rule 15c3-1

December 31, 2025

	Audited Financial Statements	*FOCUS X-17A-5 Part IIA*	*Differences*
Total Member's equity	$91,372	$91,372	$ -
Less non-allowable assets			-
Net capital before charges on security positions	91,372	91,372	-
Less charges on security positions	1,048	1,048	-
Net capital	$90,324	$90,324	$ -
Total aggregate indebtedness	$369	$369	$ -
Ratio of aggregate indebtedness to net capital	.41	.41	
Minimum net capital required	$5,000	$5,000	

There were no differences reported between the Focus and Audit filed December 31, 2025.

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2025

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(1) and, accordingly, has no reserve requirements.

Schedule III
Information Relating to the Possession or Control
Requirements Pursuant to Rule 15c3-3

December 31, 2025

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(1) and, accordingly, has   no possession or control requirements.



LMHS, P.C.
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Anchor Bay Securities, LLC
Carlsbad, California

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which (1) Anchor Bay Securities, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Anchor Bay Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provision") and (2) Anchor Bay Securities, LLC, stated that Anchor Bay Securities, LLC met the identified exemption provision throughout the most recent fiscal year, without exception. Anchor Bay Securities, LLC's management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Anchor Bay Securities, LLC's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

LMHS, P.C.

LMHS, P.C.

We have served as Anchor Bay Securities, LLC's auditor since 2020.
Norwell, Massachusetts

March 2,2026




Assertions Regarding Exemption Provisions

I, as a member of management of Anchor Bay Securities, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker's or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule l5c3-3 by operating under the exemption provided by Rule 15c3-3(k)(l).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the year January 1, 2025 through December 31, 2025.

Anchor Bay Securities, LLC. By:

James Allen — President
Name — Title

3/11/26
Date